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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 43 )*
                                          ----

      Westminster Capital, Inc. (formerly Far West Financial Corporation)
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                              (Name of Issuer)


                    Common Stock, Par Value $1 Per Share
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                       (Title of Class of Securities)


                                307351106
           ----------------------------------------------------
                              (CUSIP Number)



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         (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                             October 25, 1995
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D

CUSIP No. 307351106                                       Page  2  of  5  Pages
          ---------                                            ---    ---


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 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     HYMAN BELZBERG
     BEL-ALTA HOLDINGS, LTD.
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 (2) Check the Appropriate Box if a Member of a Group*                 (a)  / /
                                                                       (b)  /X/

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 (3) SEC Use Only


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 (4) Source of Funds*

     WC
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 (5) Check Box if Disclosure of Legal Proceedings is Required               / /
     Pursuant to Items 2(d) or 2(e)

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 (6) Citizenship or Place of Organization

     CANADA
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                         (7) Sole Voting Power

                             Hyman Belzberg -- 1,549,724 shares
                             Bel-Alta Holdings, Ltd. -- 1,549,724 shares
   NUMBER OF                   (which are included in Mr. Belzberg's total)
    SHARES              -------------------------------------------------------
  BENEFICIALLY           (8) Shared Voting Power
   OWNED BY
     EACH
   REPORTING            -------------------------------------------------------
    PERSON               (9) Sole Dispositive Power
     WITH
                            Hyman Belzberg -- 1,549,724 shares
                            Bel-Alta Holdings, Ltd. -- 1,549,724 shares
                              (which are included in Mr. Belzberg's total)
                        -------------------------------------------------------
                        (10) Shared Dispositive Power


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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     Hyman Belzberg -- 1,549,724 shares
     Bel-Alta Holdings, Ltd. -- 1,549,724 shares
       (which are included in Mr. Belzberg's total)

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(12) Check Box if the Aggregate Amount in Row (11)                          / /
     Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)

     Hyman Belzberg -- 19.83%
     Bel-Alta Holdings, Ltd. -- 19.83%

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(14) Type of Reporting Person*

     Hyman Belzberg -- IN
     Bel-Alta Holdings, Ltd. -- CO

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                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                              AMENDMENT NO. 43
                               TO SCHEDULE 13D
                        FILED PURSUANT TO RULE 13d-2
                    OF THE GENERAL RULES AND REGULATIONS
            UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED



   The undersigned hereby amend Items 2, 3, 4 and 5 of the Schedule 13D heretofore filed by them with Samuel Belzberg, William Belzberg and Gibralt Holdings Ltd., as amended through Amendment No. 42 dated November 22, 1988, relating to the Common Stock, $1.00 par value (the "Common Stock") of Westminster Capital, Inc., formerly Far West Financial Corporation (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND.

   Bel-Alta Holdings, Ltd., a Canadian corporation ("Bel-Alta"), No. 1670 Aquitaine Towers, 540 5th Avenue, S.W., Calgary, Alberta, Canada T2P OM2, whose sole business is the holding of shares of capital stock of the issuer.

   Hyman Belzberg, No. 1670 Aquitaine Towers, 540 5th Avenue, S.W., Calgary, Alberta, Canada T2P OM2, is the sole director, officer and shareholder of Bel-Alta. His principal occupation is President of Bel-Alta Holdings, Ltd., a real estate and mortgage investment company.

   Neither Bel-Alta nor Mr. Hyman Belzberg has, during the last five years,
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   On October 25, 1995 Bel-Alta purchased 88,100 shares of Common Stock of the Issuer. The transaction settled on October 30, 1995. The source of funds used to make the purchase was the working capital of Bel-Alta. Mr. Hyman Belzberg is the President, sole director and owner of a majority of the outstanding shares of capital stock of Bel-Alta and as such may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by Bel-Alta pursuant to Rule 13d-3 of the Securities and Exchange

                                       3

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Commission adopted under the Securities Exchange Act of 1934. Pursuant to
Rule 13d-4 of the Securities and Exchange Commission, Hyman Belzberg disclaims beneficial ownership of that portion of the shares of Common Stock of the Issuer owned by Bel-Alta which is proportional to the shares of capital stock of Bel-Alta not beneficially owned by him. Bel-Alta also previously acquired the 1,461,624 previously held by Padena Holdings, Ltd., a Canadian corporation ("Padena"), in a reorganization of entities in which Hyman Belzberg has a controlling interest.

ITEM 4.  PURPOSE OF TRANSACTION.

   The shares of Common Stock of the Issuer were acquired by Bel-Alta for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   As of the date of this Amendment Bel-Alta owned of record and beneficially 1,549,724 shares of the Common Stock of the Issuer. By virtue of being the sole director, officer and stockholder of Bel-Alta, Hyman Belzberg may be deemed to have voting and dispositive powers with respect to such shares and thus may be deemed to beneficially own the shares. These shares represented 19.83% of the outstanding shares of Common Stock of the Issuer as of the date of this Amendment.

   Prior amendments to the Schedule 13D filed by Hyman Belzberg and Padena, with William Belzberg, Samuel Belzberg and Gibralt Holdings Ltd. stated that such persons and entities may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and the rules and regulations thereunder. Said statement is hereby amended to reflect that such persons are not members of a group within the meaning of said
Section 13(d)(3), except that Hyman Belzberg and Bel-Alta may be deemed to be a group within the meaning of said section. Hyman Belzberg and Bel-Alta own in the aggregate 1,549,724 shares of Common Stock of the Issuer representing 19.83% of the outstanding shares of such stock. With respect to all of such shares Hyman Belzberg has the sole power to direct the vote or disposition of such shares. Subject to the powers of Mr. Hyman Belzberg, Bel-Alta has the power to vote and dispose of the shares owned by it. See Item 3 for a description of a purchase of shares of Common Stock of the issuer within sixty (60) days of the date of this Amendment.


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                                   SIGNATURE

   After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 23, 1996
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                                       /s/ HYMAN BELZBERG
                                       ----------------------------------------
                                       HYMAN BELZBERG


                                       BEL-ALTA HOLDINGS, LTD.


                                       By /s/ HYMAN BELZBERG
                                         --------------------------------------
                                         Hyman Belzberg, President


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